Exhibit 99.1

Miso Robotics <invest@misorobotics.com>	Wed, Jun 24, 2026 at 11:19 AM

To:

Hi Andrew,

From its studio on the floor of the New York Stock Exchange, financial press leader Cheddar broke the news this morning that Miso has acquired the technology of Zume Pizza, one of the earliest and most well funded companies in food robotics. Our CEO Rich Hull joined the studio hosts at the NYSE to discuss the transaction, with other major media publications quickly jumping on the news. Among them, food industry powerhouse Nation’s Restaurant News led its publication today with the significance for Miso of this major technology move.

Zume Pizza achieved a valuation of over $2 billion after raising $450 million, and it spent a decade developing leading-edge robotics to produce pizzas in both mobile and stationary environments. The result of Zume’s investment in innovation was a portfolio of more than 300 patents and patent filings that instantly increases the size of Miso’s patent holdings by 10x – creating what is believed to be the largest patent portfolio for food robotics and AI.

The addition of Zume’s technology is expected to help Miso to accelerate new features for its Flippy Fry Station robot, unlock the ability to expand its food robotics platform more rapidly into adjacent products, and drive new revenue through patent licensing and enforcement.

The Zume transaction also comes on the heels of Miso’s recent acquisition of restaurant operations software company Zignyl, which Miso is combining with its restaurant revenue generator product, Zippy. Zippy extends the power of Miso’s Flippy robot to the palm of restaurant operators’ hands. The combined customer base of Zippy and Zignyl has grown rapidly to now include leading quick serve restaurant brands, including Auntie Anne’s Pretzels, Jersey Mikes, Rocky Mountain Chocolate Factory, Jamba, Cinnabon, Which Wich, and more.

The significance of this transaction extends far beyond just the size of the patent portfolio we acquired. For nearly ten years, Zume's team used robotics to solve many of the same operational challenges that restaurants continue to face today. Miso now gains that substantial body of work.

Since our new leadership joined Miso more than 2 years ago, you've heard us emphasize discipline over hype. This transaction reflects that philosophy, positioning Miso to more aggressively leverage the organic development we’ve already achieved, while adding valuable, opportunistic assets that can strengthen our existing platform and accelerate our revenue growth. We’ve built a strong moat around the business of restaurant technology, and in one fell swoop, we believe that we’ve just broadened it by multiples.

In the coming days, we’ll open registration for a webinar with our leadership to tell you more about how we believe this significant transaction helps make Flippy more powerful and unlocks shareholder value in our revenue growth plan.

Our investor community has been incredible. If you’re not already a part of it, we hope you’ll consider joining our journey to modernize restaurants and hospitality as an investor.

These are exciting days at Miso, and we’re grateful for your support.

To the future,

The Miso Robotics Team

© 2026 - Miso Robotics® all rights reserved.

Miso Robotics is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. A copy of the Final Offering Circular that forms a part of the Offering Statement may be obtained from: https://www.sec.gov/Archives/edgar/data/1710670/000110465926001520/tm262179d1_partiiandiii.htm

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